FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Thursday, 3 May 2012, London UK - LSE Announcement

GlaxoSmithKline plc appoints two Non-Executive Directors to its Board

GlaxoSmithKline plc (GSK) announces that Ms. Lynn Elsenhans and Ms. Jing Ulrich will join the Board of the Company with effect from 1 July 2012 as Non-Executive Directors.

Ms. Elsenhans was Chair, President and Chief Executive Officer of Sunoco Inc. a leading transportation fuel provider in the United States from 2009 to 2012. Prior to joining Sunoco as Chief Executive Officer in 2008, for almost 30 years, Ms Elsenhans worked for Royal Dutch Shell, latterly as Executive Vice President, Global Manufacturing.

Ms.Ulrich is currently Managing Director and Chairman of Global Markets, China at J.P. Morgan, serving as an adviser to global institutions across various industries and asset classes. Before joining J.P. Morgan in 2005, she held senior positions as a Managing Director for several financial institutions in the Asia Pacific region.

Commenting on the appointments, Sir Christopher Gent, Chairman of GSK, said:
"I am delighted to welcome Lynn and Jing to the Board of GSK. These appointments reflect proactive succession planning to ensure the Board's membership is continuously refreshed and that it provides the leadership necessary to take GSK's global business forward. Today's announcement also reflects the Board's priority of appointing candidates who have deep knowledge of Emerging Markets or experience of running global companies."

Biographical details of Ms. Elsenhans and Ms. Ulrich are given below, together with an overview of the membership of the Board with effect from 1 July 2012.

GSK also announced today that Sir Deryck Maughan will be joining the Remuneration Committee with effect from 1st July 2012, and Judy Lewent will join the Remuneration Committee with effect from 1st January 2013. Tom de Swaan and Professor Sir Roy Anderson will join the Nominations Committee with effect from 1st January 2013.

Victoria Whyte
Company Secretary

3 May 2012

Biographical Details

Lynn Elsenhans
Lynn Elsenhans was appointed as Chair, President and Chief Executive Officer of Sunoco Inc. in 2009. She joined Sunoco in 2008 as Chief Executive Officer. Prior to joining Sunoco, she worked for Royal Dutch Shell, which she joined in 1980, and where she held a number of senior roles. From 2005 to 2008, she was Executive Vice President, Global Manufacturing.

She has a BA in Mathematical Sciences from Rice University, Houston and an MBA from Harvard University.

Jing Ulrich

Jing Ulrich is Managing Director and Chairman of Global Markets, China, at J.P. Morgan. Prior to joining J.P. Morgan in 2005, she worked for Deutsche Bank as Managing Director for Greater China Equities. She previously held financial positions, specialising in the Asia Pacific region, with CLSA Asia-Pacific Markets and Emerging Markets Investors Corporation.

In her current role, Ms Ulrich acts as an adviser to the world's largest asset management companies and multinational corporations. She also advises Chinese institutions making investments overseas.

Ms Ulrich has a BA degree in English and American Literature from Harvard University and an MA degree from Stanford University.

Notes

1. The appointments of Ms. Elsenhans and Ms. Ulrich as Non-Executive Directors have been made by the Board on the recommendation of the Nominations Committee.

2. As Non-Executive Directors of GSK, they will receive standard annual fees of £75,000 per annum. As for all GSK Non-Executive Directors, in order to enhance the link between directors and shareholders, at least 25% of their fees will be paid in the form of American Depositary Shares (ADS) and allocated to a share account, and they will be able to invest part or all of the balance of their fees into the same ADS account.

3. The Board has determined that they will be independent Non-Executive Directors, in accordance with the UK Corporate Governance Code.

4. With effect from 1 July 2012 the composition of the Board of GlaxoSmithKline plc will be as follows:

Sir Christopher Gent	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Mr Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Research & Development
Professor Sir Roy Anderson	Independent Non-Executive Director
Dr Stephanie Burns	Independent Non-Executive Director
Ms Stacey Cartwright	Independent Non-Executive Director
Mr Lawrence Culp	Independent Non-Executive Director
Sir Crispin Davis	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Sir Deryck Maughan	Independent Non-Executive Director
Dr Daniel Podolsky	Independent Non-Executive Director
Mr Tom de Swaan	Independent Non-Executive Director
Ms Jing Ulrich	Independent Non-Executive Director
Sir Robert Wilson	Senior Independent Non-Executive Director

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 03, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc